Exhibit (d)(vi)

ANDY DUFRENE

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (“Agreement”) is dated June 3, 2010, and made between OMNI Energy Services Corp., a Louisiana corporation (“OMNI”) and Andy Dufrene, a resident of Houma, Louisiana (“Employee”). On the Effective Date (as defined below), this Agreement shall supersede in its entirety the employment agreement entered into between OMNI and Employee effective as of December 12, 2007, as amended on January 22, 2008.

WHEREAS upon the consummation of the transactions contemplated by that certain Transaction Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, a Delaware corporation (“Parent”), Wellspring OMNI Acquisition Corporation, a Delaware corporation (“Acquisition”), Wellspring Capital Management LLC, a Delaware limited liability company and OMNI (the “Transaction Agreement”), Acquisition shall merge with and into OMNI and OMNI shall continue as the surviving corporation (the “Merger”); and

WHEREAS, in connection with and subject to the consummation of the Merger, OMNI desires to enter into this Agreement with Employee pursuant to which OMNI will continue to employ Employee as its Vice President of OMNI Oilfield Operations on the terms set forth in this Agreement, and Employee is willing to continue to serve OMNI in such capacity for the period and upon such other terms and conditions of this Agreement.

NOW, THEREFORE, in order to protect the goodwill of OMNI and in consideration of the premises and the mutual covenants contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Employment.

(a) During the Term, OMNI hereby agrees to employ Employee and Employee hereby agrees to work for OMNI as Vice President of OMNI Oilfield Operations or such other salaried, executive position as OMNI and Employee shall mutually agree upon. So long as Employee is employed by OMNI, Employee shall devote Employee’s skill, energy and all of his business-related time and efforts to the faithful discharge of Employee’s duties as a salaried, exempt employee of OMNI, upon the terms and conditions of this Agreement. In providing services hereunder, Employee shall comply with and follow all directives, policies, standards and regulations from time to time established by the Board of Directors of OMNI (the “Board”).

(b) During the Term, Employee shall use Employee’s best efforts to faithfully and diligently serve OMNI and shall not act in any capacity that is in conflict with Employee’s duties and responsibilities hereunder; provided, however, that Employee may manage Employee’s personal investments and affairs, and participate in non-profit, educational, community or philanthropic activities, in each case to the extent that such activities do not interfere with the performance of Employee’s duties under this Agreement and are not in conflict with the business interests of OMNI or otherwise compete with OMNI. For the avoidance of doubt, during the Term Employee shall not be permitted to become engaged in or render services for any Person other than OMNI and its Affiliates, and shall not be permitted to be a member of the board of directors of any Person (excluding any non-profit or philanthropic organization), in any case without the consent of the Board.

2. Term of Employment. Employee’s employment by OMNI pursuant to this Agreement shall commence as of the consummation of the Transaction (the date of such consummation, the “Effective Date”), and shall continue until the third anniversary of the Effective Date (the “Initial Period”), which shall be automatically extended for additional, successive one year periods (the “Additional Periods”) commencing upon the expiration of the Initial Period and any such subsequent anniversary thereof, unless either party gives notice of non-renewal as provided for in Section 6(d) or otherwise terminates this Agreement in accordance with the other provisions of Section 6. The period of time from the Effective Date through the termination of this Agreement and Employee’s employment hereunder pursuant to its terms is herein referred to as the “Term.” This Agreement shall automatically terminate without any action on the part of any Person and be void ab initio if the Transaction Agreement is terminated in accordance with its terms and neither OMNI, Acquisition, Parent nor any other Person shall have any liability to Employee under this Agreement if the Transaction is not consummated.

3. Representations and Warranties. Employee represents and warrants that Employee is under no contractual or other restrictions or obligations that will limit Employee’s activities on behalf of OMNI or will prohibit or limit the disclosure or use by Employee of any information which directly or indirectly relates to the business of OMNI or the services to be rendered by Employee under this Agreement.

4. Compensation. Subject to the provisions of Section 6, Employee will be entitled to the compensation and benefits set forth in this Section 4.

(a) During the Initial Period, OMNI shall pay Employee an annual base salary (the “Annual Base Salary”), payable bi-weekly, in equal bi-weekly installments at a rate equal to $180,000.00 per year. In each Additional Period, OMNI shall pay to Employee an Annual Base Salary (not less than $180,000.00 per year) determined by the Board following its annual salary and performance review. Employee’s Annual Base Salary will be reviewed annually, commencing in fiscal year 2011.

(b) During the Term, subject to Section 6, for each fiscal year, Employee shall have the opportunity to earn an annual bonus (“Annual Bonus”), with a target bonus (the “Target Bonus”) equal to 75% of Annual Base Salary, based on performance against specified objective (including, without limitation, budgetary or EBITDA-based) performance criteria established by the Board prior to or as soon as practicable following commencement of each such fiscal year. Any Annual Bonus that Employee shall actually become entitled to receive hereunder for any fiscal year will be payable by OMNI at such time and in such manner that annual bonuses are paid to other senior executives of OMNI, provided that Employee remains employed with OMNI through the applicable payment date.

(c) All amounts payable under this Agreement to Employee shall be made after deduction of any taxes required to be withheld with respect thereto under applicable federal, state, local or other laws or regulations.

5. Fringe Benefits; Expenses.

(a) During the Term, Employee shall be entitled to participate in all employee benefit plans sponsored by OMNI and made available for salaried, exempt employees, including sick leave and disability leave, health insurance and 401(k) plans.

(b) OMNI will reimburse Employee for all reasonable business expenses incurred by Employee in the scope of Employee’s employment; provided, however, that Employee must file expense reports with respect to such expenses and otherwise comply with OMNI’s policies.

(c) Employee shall be entitled to four (4) weeks paid vacation during each calendar year (prorated for any partial year) and to paid holidays and other paid leave set forth in and in accordance with OMNI’s policies in effect for other salaried, exempt employees. Any vacation not used during a calendar year may not be used during any subsequent period. Employee shall be compensated for any unused vacation upon termination of this Agreement for any reason.

(d) During the Term, OMNI will provide Employee with a personal residence substantially similar to that being provided immediately prior to the Effective Date. At the conclusion of the Employee’s employment, Employee shall immediately vacate the residence leaving it in the same condition in which it was provided to Employee, subject to normal wear and tear.

(e) Employee shall be eligible to participate in the Parent stock option plan and receive a grant of a stock option to purchase shares of common stock of Parent, as separately agreed with Parent, subject to the terms and conditions of the Parent stock option plan.

(f) To the extent that any reimbursements pursuant to Sections 5(b) or 12 are taxable to Employee, any such reimbursement payment due to Employee shall be paid to Employee as promptly as practicable consistent with OMNI practice following Employee’s appropriate itemization and substantiation of expenses incurred, and in all events on or before the last day of Employee’s taxable year following the taxable year in which the related expense was incurred. The reimbursements pursuant to Sections Section 5(b) or 12 are not subject to liquidation or exchange for another benefit and the amount of such benefits and reimbursements that Employee receives in one taxable year shall not affect the amount of such benefits or reimbursements that Employee receives in any other taxable year.

6. Termination or Non-Renewal of Employment.

(a) Termination by OMNI Without Cause. OMNI may terminate Employee’s employment at any time during the Term Without Cause by delivery of thirty (30) days prior written notice to Employee. After such termination of employment, if Employee is not in breach of his obligations under this Agreement and subject to Section 6(e) hereof, OMNI shall pay to Employee: (i) the Annual Base Salary then in effect in semi-monthly payments and in accordance with OMNI’s normal payroll practices for a period of twelve (12) months, (ii) vacation pay earned but not taken to the date of such termination, and (iii) a pro rata payment of the Annual Bonus, if any, for the year in which termination of employment occurs, determined by multiplying the amount of the Annual Bonus that Employee would have received if Employee had been employed on the last day of the fiscal year in which termination of employment occurs (if any, as determined by the Board in its sole discretion) by a fraction, the numerator of which is the days in such fiscal year that Employee was employed and the denominator of which is the number of days in such fiscal year (a “Prorated Bonus”). Upon termination of Employee’s employment, Employee shall be deemed to have resigned from all offices, directorships, and committee positions then held with OMNI or any Affiliate.

(b) Termination by Employee. Employee may terminate his employment at any time during the Term by obtaining the concurrence of OMNI, and by delivery of thirty (30) days prior written notice by Employee to OMNI. After such termination of employment, OMNI shall pay to Employee as soon as practicable, and in all events within 30 days following termination of employment: (i) Employee’s earned but unpaid Annual Base Salary through the date of termination of employment at the rate in effect at the time of termination, (ii) pay for vacation earned but not used through the date of termination, and (iii) a Prorated Bonus, if any. Upon termination of Employee’s employment, Employee shall be deemed to have resigned from all offices, directorships, and committee positions then held with OMNI or any Affiliate.

(c) Termination for Cause. OMNI may immediately terminate Employee’s employment at any time during the Term for Cause without advance notice. After such termination of employment, OMNI shall pay to Employee as soon as practicable, and in all events within 30 days following termination of employment, the amounts described in Section 6(b)(i) and (ii). Upon termination of Employee’s employment, Employee shall be deemed to have resigned from all offices, directorships, and committee positions then held with OMNI or any Affiliate. Under no circumstances shall Employee be entitled to any compensation or confirmation of any benefits under this Agreement for any period of time following Employee’s date of termination if Employee’s termination is for Cause.

(d) Non-Renewal of Employment. Either OMNI or Employee may elect not to renew Employee’s employment hereunder at the end of the Initial Period, or at the end of any Additional Period thereafter, by delivery of sixty (60) calendar days prior written notice. After the expiration of the Term by reason of any such non-renewal, OMNI shall pay to Employee as soon as practicable, and in all events within 30 days following termination of employment, all amounts described in Section 6(b). Upon termination of Employee’s employment hereunder, Employee shall be deemed to have resigned from all offices, directorships, and committee positions then held with OMNI or any Affiliate.

(e) Waiver and Release of Claims. Any severance payments under Section 6(a) shall be (A) conditioned upon Employee having provided, within sixty (60) days of his termination of employment, an irrevocable waiver and general release of claims in favor of OMNI, each member of the Wellspring Group, their respective Affiliates, their respective predecessors and successors, and all of the respective current or former directors, officers, employees, shareholders, partners, members, agents or representatives of any of the foregoing (collectively, the “Released Parties”), in a form reasonably satisfactory to OMNI, that has become effective in accordance with its terms, and (B) subject to Employee’s continued compliance with the terms of this Agreement.

(f) Death. If Employee dies during his employment by OMNI under this Agreement, (i) the Employee’s employment will terminate on the date of his death, (ii) OMNI will pay to Employee’s estate the remainder of Employee’s Annual Base Salary at the rate then in effect and any accrued incentive bonus through the end of the twelfth (12th) calendar month following the month in which such death occurred, and (iii) Employee’s estate shall be entitled to all rights and benefits that Employee may have under the terms of OMNI’s employee benefit plans.

(g) No Further Benefits. Except as otherwise set forth in this Section 6, following any termination of Employee’s employment, notwithstanding any provision to the contrary in this Agreement, the obligations of OMNI to pay or provide Employee with compensation and benefits under Section 4 and 5 hereof shall cease, and OMNI shall have no further obligations to provide compensation or benefits to Employee hereunder. Employee expressly acknowledges that any severance payments under this Section 6 are in lieu of any other payments or benefits that Employee may otherwise be eligible to receive under any Company plan, policy or program providing for severance, separation pay or salary continuation payments or benefits.

7. Covenant Not to Compete.

(a) During Employee’s employment with OMNI or any of its Affiliates and thereafter during the Covenant Period (as defined in Exhibit “A” attached hereto), Employee will refrain from (i) engaging in or carrying on a business that is similar to the Restricted Business (as defined in Exhibit “A” attached hereto) in (A) any parish or county listed on Exhibit “B” (but, with respect to each such parish or county, only so long as OMNI or any of its Affiliates carries on a business similar to such business in such parish or county), (B) any other parish or county in which OMNI or any of its Affiliates carries on a business similar to such business at the end of the Term or (C) the offshore waters within one-hundred (100) miles of the coast of any such parish or county in (A) or (B) and (ii) assisting any Person in any way to do, or attempt to do, anything prohibited by Section 7(a)(i) above. Employee shall not be deemed to be in violation of this Section 7(a) based solely on the ownership of less than five (5%) percent of any class of securities registered under the Securities Exchange Act of 1934, as amended.

(b) For the purposes of Section 7(a), “engaging in or carrying on a business that is similar to the Restricted Business” shall be deemed to include so doing either directly in Employee’s individual capacity or as a member of a partnership or as a shareholder, investor, owner, officer or director of a company or other entity or as an employee, agent, associate or consultant of any person, partnership, corporation or other entity that is engaging in or carry on such a business.

(c) Without limiting the generality of Sections 7(a) or 7(b), if Employee becomes employed by a business that competes with OMNI or any of its Affiliates, regardless of whether or not Employee is an owner or equity interest holder of that business, he shall, to the extent permitted by Louisiana Revised Statute 23:921(D), be deemed to be carrying on or engaging in a business similar to that of the Restricted Business.

(d) During Employee’s employment with OMNI or any of its Affiliates and for a period of one year after termination of Employee’s employment for any reason, Employee will refrain from (i) soliciting customers of OMNI or any of its Affiliates in (A) any parish or county listed on Exhibit “B” (but, with respect to each such parish or county, only so long as OMNI or any of its Affiliates carries on a business similar to the Restricted Business in such parish or county), (B) any other parish or county in which OMNI or any of its Affiliates conducts the Restricted Business at the end of the Term or (C) the offshore waters within one-hundred (100) miles of the coast of any such parish or county in (A) or (B) and (ii) assisting any Person in any way to do, or attempt to do, anything prohibited by Section 7(d)(i) above.

(e) Employee acknowledges that the limitations set forth in this Section 7 are reasonable and necessary for the protection of OMNI and its Affiliates. In this regard, Employee specifically agrees that the limitations as to period of time and geographic area, as well as all other restrictions on Employee’s activities specified herein, are reasonable and necessary for the protection of OMNI and its Affiliates. Employee further acknowledges that the parties anticipate that Employee will be actively seeking markets for the products and services of OMNI and its Affiliates throughout the United States during Employee’s employment with OMNI. Employee acknowledges that Employee has carefully read this Agreement and has given careful consideration to the restraints imposed upon Employee by this Agreement, and is in full accord as to the necessity of such restraints for the reasonable and proper protection of the Confidential Information, business strategies, employee and customer relationships and goodwill of OMNI and its subsidiaries and Affiliates now existing or to be developed in the future. Employee further acknowledges that although Employee’s compliance with the covenants contained in Sections 7, 8, 9, and 10 may prevent Employee from earning a livelihood in a business similar to the business of OMNI, Employee’s experience and capabilities are such that Employee has other opportunities to earn a livelihood and adequate means of support for Employee and Employee’s dependents.

(f) In the event that there shall be any violation of the covenants set forth in this Section 7, then the time limitation thereof shall be automatically extended for a period of time equal to the period of time during which such violation continues; and in the event OMNI is required to seek relief from such violation in any court, board of arbitration or other tribunal, then the covenant shall be extended for a period of time equal to the pendency of such proceedings, including all appeals, it being understood that the intent of this provision is to ensure that the Company recovers the benefit of the covenants set forth in this Section 7 for the intended amount of time contemplated by the Covenant Period.

(g) Without limiting the generality of Section 11, notwithstanding the fact that any provision of this Section 7 or Section 8 is determined not to be specifically enforceable, OMNI will nevertheless be entitled to recover monetary damages as a result of Employee’s breach of such provision.

8. Non-solicitation. During Employee’s employment with OMNI or any of its Affiliates and for a period of two years after termination of Employee’s employment for any reason, whether on his own behalf or on behalf of any other Person, Employee will not (A) solicit, employ, or otherwise engage as an employee, independent contractor, or otherwise, any Person who is an employee of or otherwise providing services to OMNI or any of its Affiliates (or was an employee or service provider of OMNI or any of its Affiliates at any time during the 12-month period prior to such employment or engagement by Employee or any such other Person) or in any manner induce or attempt to induce any employee or independent contractor of OMNI and any such Affiliate to terminate his employment or engagement with OMNI or such Affiliate, (B) interfere with OMNI’s or any of its Affiliate’s relationship with any Person, including any Person who at any time during the Employee’s employment with OMNI was an employee, contractor, supplier, or customer of OMNI or any such Affiliate, or (C) assist any Person in any way to do, or attempt to do, anything prohibited by Section 8(A) or (B) above.

9. Confidential Information; Business Opportunity; Nondisparagement.

(a) During the term of Employee’s employment hereunder and at any time after termination of Employee’s employment for any reason, Employee shall not use or disclose, without the prior written consent of OMNI, Confidential Information (as defined in Exhibit “A” attached hereto) relating to OMNI or any of its Affiliates, and upon termination of Employee’s employment will return to OMNI all materials in whatever form (including electronic) in Employee’s possession embodying such Confidential Information.

(b) Employee will promptly disclose to OMNI all Confidential Information, as well as any domestic business opportunity related to OMNI which comes to Employee’s attention during the Term. Employee will not take advantage of or divert any such business opportunity for the benefit of Employee or any other Person (as defined in Exhibit “A” attached hereto) without the prior written consent of OMNI.

(c) Employee shall not, whether in writing or orally, malign, denigrate or disparage OMNI, its subsidiaries or Affiliates or their respective predecessors and successors, or any of the current or former directors, officers, employees, shareholders, partners, members, agents or representatives of any of the foregoing, with respect to any of their respective past or present activities, or otherwise publish (whether in writing or orally) statements that tend to portray any of the aforementioned parties in an unfavorable light.

10. Intellectual Property.

(a) To the extent they relate to, or result from, directly or indirectly, the actual or anticipated operations of OMNI or any of its Affiliates, Employee hereby agrees that all patents, trademarks, copyrights, trade secrets, and other intellectual property rights, all inventions, whether or not patentable, and any product, drawing, design, recording, writing, literary work or other author’s work, in any other tangible form developed in whole or in part by Employee during the Term, or otherwise developed, purchased or acquired by OMNI or any of its Affiliates, shall be the exclusive property of OMNI or such Affiliate, as the case may be (“Intellectual Property”).

(b) Employee will hold all Intellectual Property in trust for OMNI and will deliver all Intellectual Property in Employee’s possession or control to OMNI upon request and, in any event, at the end of Employee’s employment with OMNI.

(c) Employee shall assign to OMNI all property rights that Employee may now or hereafter have in the Intellectual Property. Employee shall take any and all such actions, both during and after employment, including, but not limited to, the execution, acknowledgment, delivery and assistance in preparation of documents, and the giving of testimony, as may be requested by OMNI to evidence, transfer, vest or confirm OMNI’s right, title and interest in the Intellectual Property.

(d) Employee will not contest the validity of any invention, any copyright, any patent, or any trademark registration owned by or vesting in OMNI or any of its Affiliates under this Agreement. Employee hereby waives and quitclaims to OMNI any and all claims, of any nature whatsoever, that Employee now or may hereafter have for infringement of any right, title and interest in the Intellectual Property assigned hereunder to OMNI.

11. Remedies and Injunctive Relief. Employee acknowledges that a violation by Employee of any of the covenants contained in Section 7, 8, 9 or 10 would cause irreparable damage to OMNI in an amount that would be material but not readily ascertainable, and that any remedy at law (including the payment of damages) would be inadequate. Accordingly, Employee agrees that, notwithstanding any provision of this Agreement to the contrary, OMNI shall be entitled (without the necessity of showing economic loss or other actual damage) to injunctive relief (including temporary restraining orders, preliminary injunctions and/or permanent injunctions) in any court of competent jurisdiction for any actual or threatened breach of any of the covenants set forth in Section 7, 8, 9, or 10 in addition to any other legal or equitable remedies it may have. The preceding sentence shall not be construed as a waiver of the rights that OMNI may have for damages under this Agreement or otherwise, and all of OMNI’s rights shall be unrestricted.

12. Cooperation. Employee agrees that, upon reasonable notice and without the necessity of OMNI obtaining a subpoena or court order, Employee shall provide reasonable cooperation in connection with any suit, action or proceeding (or any appeal from any suit, action or proceeding), and any investigation and/or defense of any claims asserted against any Released Parties, which relates to events occurring during Employee’s employment with OMNI, its subsidiaries and Affiliates as to which Employee may have relevant information (including but not limited to furnishing relevant information and materials to OMNI or its designee and/or providing testimony at depositions and at trial), provided that with respect to such cooperation occurring following termination of employment, OMNI shall reimburse Employee for expenses reasonably incurred in connection therewith, and further provided that any such cooperation occurring after the termination of Employee’s employment shall be scheduled to the extent reasonably practicable so as not to unreasonably interfere with Employee’s business or personal affairs.

13. Definitions. As used in this Agreement, the terms defined in Exhibit “A” have the meanings assigned to such terms in such exhibit.

14. Notices. All notices, requests, demands and other communications required by or permitted under this Agreement shall be in writing and shall be sufficiently delivered if delivered by hand, by courier service, or sent by registered or certified mail, postage prepaid, to the parties at their respective addresses listed below:

(a)	If to Employee:

At the last known address in OMNI’s personnel records

(b)	If to OMNI:

OMNI Energy Services Corp.

P.O. Box 3761

Lafayette, LA 70502-3761

Attention: Chair, Compensation Committee

With a copy to:

Wellspring Capital Management L.L.C.

Lever House

390 Park Avenue

New York, NY 10022

Any party may change such party’s address by furnishing notice to the other party in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

15. Assignment. This Agreement is personal to Employee, and Employee shall not assign any of Employee’s rights or delegate any of Employee’s duties hereunder without the prior written consent of OMNI. OMNI shall have the right to assign this Agreement to a successor in interest in connection with a merger, sale of substantially all assets, or the like; provided however, that an assignment of this Agreement to an entity with operations, products or services outside of the industries in which OMNI is then active shall not be deemed to expand the scope of Employee’s covenant not to compete with such operations, products or services without Employee’s written consent. OMNI shall require any Person who is the successor (whether direct or indirect, by purchase, merger, consolidation, reorganization, or otherwise) to all or substantially all of the business and/or assets of OMNI to expressly assume and agree to perform, by a written agreement, all of the obligations of OMNI under this Agreement.

16. Survival. The provisions of this Agreement shall survive the termination of Employee’s employment hereunder in accordance with their terms.

17. Governing Law. This Agreement shall be deemed to be made in the State of Louisiana, and the validity, interpretation, construction, and performance of this Agreement in all respects shall be governed by the laws of the State of Louisiana without regard to its principles of conflicts of law.

18. Consent to Jurisdiction; Waiver of Jury Trial.

(a) Except as otherwise specifically provided herein, Employee and OMNI each hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York (or, if subject matter jurisdiction in that court is not available, in any state court located within Manhattan, New York) over any dispute arising out of or relating to this Agreement. Except as otherwise specifically provided in this Agreement, the parties undertake not to commence any suit, action or proceeding arising out of or relating to this Agreement in a forum other than a forum described in this Section 18(a); provided, however, that nothing herein shall preclude OMNI or Employee from bringing any suit, action or proceeding in any other court for the purposes of enforcing the provisions of this Section 18 or enforcing any judgment obtained by OMNI.

(b) The agreement of the parties to the forum described in Section 18(a) is independent of the law that may be applied in any suit, action, or proceeding and the parties agree to such forum even if such forum may under applicable law choose to apply non-forum law. The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in an applicable court described in Section 18(a), and the parties agree that they shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. The parties agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any suit, action or proceeding brought in any applicable court described in Section 18(a) shall be conclusive and binding upon the parties and may be enforced in any other jurisdiction.

(c) The parties hereto irrevocably consent to the service of any and all process in any suit, action or proceeding arising out of or relating to this Agreement by the mailing of copies of such process to such party at such party’s address specified in Section 14.

(d) Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding arising out of or relating to this Agreement. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party hereto has been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 18(d).

19. Binding Upon Successors. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

20. Entire Agreement. This Agreement constitutes the entire agreement between OMNI and Employee with respect to the terms of employment of Employee by OMNI and supersedes all prior agreements and understandings, whether written or oral, between them concerning such terms of employment. None of the parties shall be liable or bound to any other party in any manner by any representations and warranties or covenants relating to such subject matter except as specifically set forth herein.

21. Amendments and Waivers. This Agreement may be amended, modified or supplemented, and any obligation hereunder may be waived, only by a written instrument executed by the parties hereto. The waiver by either party of a breach of any provision of this Agreement shall not operate as a waiver of any subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right or remedy hereunder shall operate as a waiver hereof, nor shall any single or partial exercise of any such right or remedy by such party preclude any other or further exercise thereof or the exercise of any other right or remedy.

22. Construction. Each party to this Agreement has had the opportunity to review this Agreement with legal counsel. This Agreement shall not be construed or interpreted against any party on the basis that such party drafted or authored a particular provision, parts of or the entirety of this Agreement.

23. Severability. To the extent that any provision or portion thereof contained in this Agreement shall be held, found or deemed to be unreasonable, unlawful, or unenforceable, then such provision or portion shall be modified to the extent necessary to be legally enforceable to the fullest extent permitted by applicable law. The parties expressly authorize any court of competent jurisdiction to make any such modification and, as so modified, to enforce any such provision or portion. Each provision of this Agreement is intended to be severable. If any provision contained in this Agreement shall be held, found, or deemed to be unreasonable, unlawful, or unenforceable, and for any reason is not modified by the court pursuant to the first two sentences of this section, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby; this Agreement shall be construed as if such unreasonable, unlawful or unenforceable provision or portion that has not been modified by the court had never been contained herein; and each remaining provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. In addition, in such event the parties hereto shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible with respect to those provisions which were held to be invalid, illegal or unenforceable.

24. Attorneys’ Fees and Costs. If any action at law or in equity is brought to enforce or interpret the terms of this Agreement in accordance with Section 18 hereof, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which it may be entitled.

25. Representations of Employee; Advice of Counsel.

(a) Employee represents, warrants and covenants that as of the date hereof: (i) Employee has the full right, authority and capacity to enter into this Agreement and perform Employee’s obligations hereunder, (ii) Employee is not bound by any agreement that conflicts with or prevents or restricts the full performance of Employee’s duties and obligations to OMNI hereunder during or after the Term and (iii) the execution and delivery of this Agreement shall not result in any breach or violation of, or a default under, any existing obligation, commitment or agreement to which Employee is subject.

(b) Prior to execution of this Agreement, Employee was advised by OMNI of Employee’s right to seek independent advice from an attorney of Employee’s own selection regarding this Agreement. Employee acknowledges that Employee has entered into this Agreement knowingly and voluntarily and with full knowledge and understanding of the provisions of this Agreement after being given the opportunity to consult with counsel. Employee further represents that in entering into this Agreement, Employee is not relying on any statements or representations made by any of OMNI’s directors, officers, employees or agents which are not expressly set forth herein, and that Employee is relying only upon Employee’s own judgment and any advice provided by Employee’s attorney.

26. Headings and References. The headings of this Agreement are inserted for convenience only and neither constitute a part of this Agreement nor affect in any way the meaning or interpretation of this Agreement. When a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.

27. Third-Party Beneficiaries. The parties acknowledge and agree that each member of the Wellspring Group is an intended third-party beneficiary of this Agreement, and this Agreement shall inure to the benefit of and be enforceable by them and their successors and assigns.

28. Counterparts. This Agreement may be executed in one or more counterparts (including via facsimile and electronic image scan (pdf)), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

29. Section 409A.

(a) For purposes of this Agreement, “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (and such other Treasury or Internal Revenue Service guidance) as in effect from time to time. The parties intend that any amounts payable hereunder that could constitute “deferred compensation” within the meaning of Section 409A will be compliant with Section 409A. In light of the uncertainty as of the date hereof with respect to the proper application of Section 409A, OMNI and Employee agree to negotiate in good faith to make amendments to this Agreement as the parties mutually agree are necessary or desirable to avoid the imposition of taxes or penalties under Section 409A. Notwithstanding the foregoing, OMNI does not guarantee any particular tax effect, and Employee shall be solely responsible and liable for the satisfaction of all taxes, penalties and interest that may be imposed on or for the account of Employee in connection with this Agreement (including any taxes, penalties and interest under Section 409A), and neither OMNI nor any Affiliate shall have any obligation to indemnify or otherwise hold Employee (or any beneficiary) harmless from any or all of such taxes, penalties or interest.

(b) Notwithstanding anything in this Agreement to the contrary, in the event that Employee is deemed to be a “specified employee” within the meaning of Section 409A(a)(2)(B)(i), no payments hereunder that are “deferred compensation” subject to Section 409A shall be made to Employee prior to the date that is six (6) months after the date of Employee’s “separation from service” (as defined in Section 409A) or, if earlier, Employee’s date of death. Following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A that is also a business day.

(c) For purposes of Section 409A, each of the payments that may be made hereunder are designated as separate payments. With respect to the time of payments of any amounts under this Agreement that are “deferred compensation” subject to Section 409A, references in this Agreement to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A.

IN WITNESS WHEREOF, OMNI and Employee have executed this Agreement on the date first above written.

COMPANY:

OMNI Energy Services Corp.

By:	/s/ Brian J. Recatto
Name:	Brian J. Recatto
Title:	President and Chief Executive Officer

EMPLOYEE:

/s/ Andy Dufrene
Andy Dufrene

EXHIBIT “A”

DEFINITIONS

“Annual Base Salary” means the salary of Employee in effect at the relevant time determined in accordance with Section 4(a) hereof.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person, provided that, in any event, any business in which OMNI has any direct ownership interest shall be treated as an Affiliate of OMNI.

“Cause” when used in connection with the termination of employment with OMNI, means the termination of Employee’s employment by OMNI by reason of: (i) the conviction of, the indictment for (or its procedural equivalent), or the entering of a guilty plea or plea of no contest with respect to, any felony, the equivalent thereof, or any crime or offense causing harm to OMNI or any of its Affiliates (whether or not for personal gain) or involving acts of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) the commission (or attempted commission) by Employee of an act of fraud upon OMNI or any of its Affiliates; (iii) the misuse or diversion (or attempted misuse or diversion) of OMNI’s or any of its Affiliates’ funds or property; (iv) fraudulent or willful and material misrepresentation or concealment on any written report submitted to OMNI or any of its Affiliates; (v) misconduct, failure by Employee to adhere to any written policy of OMNI or any of its Affiliates, breach of this Agreement, or failure to perform material duties assigned to Employee hereunder or the habitual neglect thereof; (vi) the appropriation (or attempted appropriation) of a material business opportunity of OMNI or any of its Affiliates, including attempting to secure or securing personal profit in connection with any transaction entered into on behalf of OMNI or any of its Affiliates; (vii) the engagement by Employee in any conflict of interest with OMNI or any of its Affiliates (except as provided in Section 7(b) of this Agreement) without compliance with OMNI’s conflict of interest policy, if any, then in effect; (viii) the engagement by Employee, without the prior written approval of the Board of Directors of OMNI, in any activity or venture which competes with the domestic business of OMNI or any of its Affiliates; (ix) the engagement in any behavior or conduct which would constitute a material violation of the provisions of OMNI’s insider trading policy or business ethics policy, if any, then in effect; or (x) the engagement in any behavior or conduct which, in the judgment of the Board, is detrimental to or harms the business or reputation of OMNI or any of its Affiliates; (xi) any violation of paragraphs 7, 8, or 9 of this Agreement; or (xii) the engagement by or acceptance of employment with another company or entity.

“Confidential Information” includes information conveyed or assigned to OMNI or any of its Affiliates by Employee or conceived, compiled, created, developed, discovered or obtained by Employee from and during Employee’s employment relationship with OMNI, whether solely by Employee or jointly with others, which concerns the affairs of OMNI or its Affiliates and which OMNI could reasonably be expected to desire be held in confidence, or the disclosure of which would likely be embarrassing, detrimental or disadvantageous to OMNI or its Affiliates and without limiting the generality of the foregoing includes information relating to inventions, and the trade secrets, technologies, algorithms, methods, products, services, finances, business plans, marketing plans, legal affairs, supplier lists, client lists, potential clients, business prospects, business opportunities, personnel assignments, contracts and assets of OMNI or any of its Affiliates and information made available to OMNI or any of its Affiliates by other parties under a confidential relationship. Confidential Information, however, shall not include information (a) which is, at the time in question, in the public domain through no wrongful act of Employee, (b) which is later disclosed to Employee by one not under obligations of confidentiality to OMNI or any of its Affiliates or Employee, (c) which is required by court or governmental order, law or regulation to be disclosed, or (d) which OMNI has expressly given Employee the right to disclose pursuant to written agreement.

“Control” (including, with correlative meanings, the terms “Controlled by” and “under common Control with”), as used with respect to any Person, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Covenant Period” means the period beginning on the effective date of the termination of Employee’s employment with OMNI and its Affiliates for any reason and ending one (1) year thereafter.

“Person” means any individual, corporation, trust, partnership, limited partnership, foundation, association, limited liability company, limited liability partnership, joint stock association or other legal entity.

“Restricted Business” means all business operations (including marketing, sales, operations, or otherwise) of OMNI Energy Services Corp, including its Affiliates and subsidiaries, including, without limitation, domestic oilfield seismic support services, domestic oilfield equipment sales and rental services and domestic oilfield environmental services.

“Wellspring” means Wellspring Capital Partners IV, L.P., a Delaware limited partnership, together with its successors and permitted assigns.

“Wellspring Group” means (i) Wellspring, (ii) any member of Wellspring or any Affiliate of such member or Wellspring, including Wellspring Capital Management L.L.C., a Delaware limited liability company, and their Affiliates and (iii) any officer or employee of Wellspring or any Wellspring Affiliate.

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EXHIBIT B

SECTION 7 NON-COMPETE

PARISHES AND COUNTIES

Texas		Louisiana	Mississippi

Aransas	Jones	Acadia	Amite

Archer	Karnes	Allen	Hancock

Austin	Kenedy	Ascension	Harrison

Baylor	Kleberg	Assumption	Jackson

Bee	Lavaca	Beauregard	Lamar

Brazoria	Lee	Bienville	Lincoln

Brazos	Liberty	Bossier	Marion

Brooks	Limestone	Caddo	Pearl River

Burleson	Live Oak	Calcasieu	Pike

Calhoun	Madison	Cameron

Chambers	Matagorda	Desoto	Utah

Clay	Montague	East Baton Rouge	Carbon

Coleman	Navarro	Evangeline	Duchesne

Colorado	Newton	Iberia	Grand

Cooke	Nolan	Iberville	Uintah

Denton	Nueces	Jackson

Dewitt	Orange	Jefferson	Alabama

Duval	Palo Pinto	Jefferson Davis	Baldwin

Eastland	Parker	Lafayette	Mobile

Erath	Polk	Lafourche

Fannin	Refugio	La Salle	Arkansas

Fayette	Robertson	Lincoln	Conway

Fisher	Sabine	Livingston	Faulkner

Fort Bend	San Augustine	Orleans	Van Buren

Freestone	San Patricio	Plaquemines

Galveston	Shackleford	Pointe Coupee	Wyoming

Goliad	Starn	Red River	Fremont

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Texas cont		Louisiana cont	Wyoming cont

Grayson	Stephens	Sabine	Sublette

Grimes	Stonewall	St. Bernard	Sweetwater

Hardeman	Tarrant	St. Charles

Hardin	Taylor	St. James	Gulf of Mexico

Harris	Throckmorton	St. John the Baptist

Henderson	Tyler	St. Landry	Oklahoma

Hidalgo	Victoria	St. Martin	Atoka

Hill	Walker	St. Mary	Coal

Hood	Waller	St. Tammany	Latimer

Hopkins	Washington	Tangipahoa	Pittsburg

Jack	Webb	Terrebonne

Jackson	Wharton	Vermillion	Pennsylvania

Jasper	Willacy	Webster	Armstrong

Jefferson	Wise	West Baton Rouge	Bradford

Jim Hogg	Young		Cambria

Jim Wells	Zapata	West Virginia	Centre

Johnson		Barbour	Clearfield

		Doddridge	Clinton

		Harrison	Crawford

		Lewis	Fayette

		Marion	Greene

		Marshall	Indiana

		Taylor	Lycoming

		Upshur	McKean

		Wetzel	Susquehanna

		Wyoming	Tioga

Washington

Wayne

Westmoreland

Wyoming

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